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Companhia Brasileira de Distribuição (CBD)

 Sales Performance - November 2004 and
Investment Plan for 2005

São Paulo, Brazil, December 15, 2004 — A Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (preferred shares)], announces its sales performance in November 2004 (preliminary and unaudited). Information is presented on a consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law.

In November 2004, gross sales reached R$ 1,290.8 million and net sales totaled R$ 1,062.1 million, a 17.9% and 14.9% growth, respectively, when compared to the same period of the previous year. The difference between gross and net sales growth rates arises from the increase of COFINS (tax for social security financing) rate that took place in February.

As anticipated, the unfavorable calendar in November 2004, with one weekend less than the same period of the previous year, impacted negatively the performance in the period by three hundred basis points. As a result, same store sales grew by 4.4% compared to the previous year.

Non-food products same store sales grew by 11.4%, whilst food products grew by 2.2%.

When deflated by IPCA, same store sales dropped by 2.7%. However, excluding the calendar effect, our deflated same store sales would have grown 0.3%.

Obs.: Same store sales figures include only stores whose operating period is longer than 12 months.

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* IPCA – Consumer Price Index
** FIPE-Alim – Food Inflation Rate measured by FIPE – Economic Research Foundation Institute

Investment Plan for 2005

CBD announces its Investment Program for 2005, approved in the Board of Directors Meeting held in December 14th, 2004.

The Investment amount is estimated at R$ 500 million, distributed as follows:

— R$ 258 million to the opening of new stores — 8 Extra hypermarkets, 8 Pão de Açúcar stores, 5 CompreBem stores and others;

— R$ 155 million to stores remodeling;

— R$ 87 million to acquisition of strategic pieces of land, IT, logistics and other investments.

The investment in new stores will represent an increase of approximately 8% in the Company’s total sales area and reinforces its commitment to the strategy focusing in organic growth.

The Investment Plan for 2005 reflects the Company’s positive expectations towards the Brazilian economic performance and reiterates its commitment to the creation of new jobs and the development of the country.

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Companhia Brasileira de Distribuição (CBD)

Fernando Tracanella
Investor Relations Director

Daniela Sabbag
Investor Relations Manager

Fone: (+55 11) 3886 0421 Fax: (+55 11) 3884 2677
E-mail: cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br/eng

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.